UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

VERTEX ENERGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

92534K107

(CUSIP Number)

Benjamin P. Cowart

1331 Gemini, Suite 250

Houston, Texas 77058

Telephone: 866-660-8156

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 4)	Page 2 of 11

1.	Name of Reporting Person Benjamin P. Cowart
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,144,341(1)
	8.	Shared Voting Power 6,447,470
	9.	Sole Dispositive Power 1,144,341(1)
	10.	Shared Dispositive Power 6,447,470

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,591,811 Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13.	Percent of Class Represented by Amount in Row (11) 10.0%(2)
14.	Type of Reporting Person IN

(1) Includes 596,957 shares of Common Stock issuable upon exercise of options which are exercisable within 60 days of the date of this filing.

(2) Based on 75,517,752 shares of Common Stock outstanding as of July 13, 2022, as confirmed by the Company’s transfer agent.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 4)	Page 3 of 11

1.	Name of Reporting Person Shelley T. Cowart
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 418,384
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 418,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 418,384 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13.	Percent of Class Represented by Amount in Row (11) *%(1)
14.	Type of Reporting Person IN

* Less than 1%.

(1) Based on 75,517,752 shares of Common Stock outstanding as of July 13, 2022, as confirmed by the Company’s transfer agent.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 4)	Page 4 of 11

1.	Name of Reporting Person The Shelley T. Cowart 2016 Grantor Retained Annuity Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 70,214
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 70,214

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,214 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13.	Percent of Class Represented by Amount in Row (11) *%(1)
14.	Type of Reporting Person OO

* Less than 1%.

 (1) Based on 75,517,752 shares of Common Stock outstanding as of July 13, 2022, as confirmed by the Company’s transfer agent.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 4)	Page 5 of 11

1.	Name of Reporting Person B&S Cowart II Family LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 5,850,607
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 5,850,607

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,850,607 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13.	Percent of Class Represented by Amount in Row (11) 7.7%(1)
14.	Type of Reporting Person PN

 (2) Based on 75,517,752 shares of Common Stock outstanding as of July 13, 2022, as confirmed by the Company’s transfer agent.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 4)	Page 6 of 11

1.	Name of Reporting Person Vertex Holdings, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds SC – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 7,500
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 7,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13.	Percent of Class Represented by Amount in Row (11) *%(1)
14.	Type of Reporting Person CO

* Less than 1%.

(1) Based on 75,517,752 shares of Common Stock outstanding as of July 13, 2022, as confirmed by the Company’s transfer agent.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 4)	Page 7 of 11

1.	Name of Reporting Person VTX, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds SC – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 100,765
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 100,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,765 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13.	Percent of Class Represented by Amount in Row (11) *%(1)
14.	Type of Reporting Person CO

* Less than 1%.

(1) Based on 75,517,752 shares of Common Stock outstanding as of July 13, 2022, as confirmed by the Company’s transfer agent.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 4)	Page 8 of 11

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2009, by Benjamin P. Cowart, as amended by the Amendment No. 1 to the Schedule 13D, filed with the Commission on September 12, 2012, Amendment No. 2 to the Schedule 13D, filed with the Commission on December 22, 2014, and Amendment No. 3 to the Schedule 13D, filed with the Commission on February 4, 2022 (the Schedule 13D as amended and modified by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source of Amount of Funds or Other Compensation

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On July 12, 2022, Mr. Cowart sold 71,133 shares of Common Stock for an aggregate of $738,026, or a weighted average price of $10.38 per share, in open market transactions, pursuant to the 10b5-1 Plan discussed in Item 4, below.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On June 6, 2022, Mr. Cowart entered into a Rule 10b5-1 Sales Plan with Securities America, Inc. (“Securities America” and the “10b5-1 Plan”) pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the purpose of selling shares of Common Stock in open market transactions. The description of the 10b5-1 Plan set forth in Item 6 below is incorporated herein by reference in its entirety. The transactions contemplated by the 10b5-1 Plan will result in the disposition of securities of the Issuer. The 10b5-1 Plan is intended to comply with Rule 10b5-1 under the Exchange Act, which permits persons to enter into a binding, pre-arranged plan to buy or sell Issuer stock at a time when such person is not in possession of material, nonpublic information about the Issuer.

As described above, Mr. Cowart has adopted, and each of the Reporting Persons may adopt in the future, trading plans in accordance with Rule 10b5-1 under the Exchange Act, in order to sell Common Stock. Otherwise, the Reporting Persons have no plans or proposals that relate to or would result in any of the changes or transactions enumerated in subsections (a) - (j) of Item 4 of the General Instructions for Complying with Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law.

Additionally, Mr. Cowart, in his capacity as Chairman of the Board and Chief Executive Officer, may from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 4)	Page 9 of 11

Item 5. Interest in Securities of the Issuer

(a)	As of the close of business on July 13, 2022, the Reporting Persons together beneficially own in aggregate 7,591,811 shares of Common Stock representing 10.0% of the 63,771,253 shares of the Issuer’s issued and outstanding Common Stock, as confirmed by the Issuer’s transfer agent on such date (the “Outstanding Shares”), each beneficially own the following shares of Common Stock, based on the Outstanding Shares.

(i)	Benjamin P. Cowart is the beneficial owner of 7,591,811 shares of Common Stock (including 596,957 shares of Common Stock issuable upon exercise of options to purchase shares of Common Stock which are exercisable within 60 days of July 13, 2022), representing 10.0% of the Outstanding Shares;

(ii)	Shelley T. Cowart, is the beneficial owner of 418,384 shares of Common Stock, representing less than 1% of the Outstanding Shares;

(iii)	Cowart Trust is the beneficial owner of 70,214 shares of Common Stock, representing less than 1% of the Outstanding Shares;

(iv)	Family LP is the beneficial owner of 5,850,607 shares of Common Stock, representing 7.7% of the Outstanding Shares;

(v)	Holdings is the beneficial owner of 7,500 shares of Common Stock, representing less than 1% of the Outstanding Shares; and

(vi)	VTX is the beneficial owner of 100,765 shares of Common Stock, representing less than 1% of the Outstanding Shares.

Mr. Cowart may be deemed to beneficially own the securities held by Family LP, Holdings and VTX due to his control of such entities pursuant to the positions he holds with such entities discussed elsewhere in this Schedule 13D, and may be deemed to beneficially own the securities held by Shelley T. Cowart, his wife, including the shares held by the Cowart Trust, due to such relationship as husband and wife.

(b)	The following table summarizes the number of shares beneficially owned by each Reporting Person, as to which they have (1) sole power to vote or to direct the vote and sole power to dispose or to direct the disposition, and (2) shared power to dispose or to direct the disposition:

Reporting Person	Sole Power to Vote or to Direct the Vote and Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Benjamin P. Cowart	1,144,341(1)	6,447,470
Shelley T. Cowart	—	418,384
Cowart Trust	—	70,214
Family LP	—	5,850,607
Holdings	—	7,500
VTX	—	100,765

(1) Includes 596,957 shares of Common Stock issuable upon exercise of options which are exercisable within 60 days of the date of this filing.

(c)	The information in Item 3 is incorporated by reference into this Item 5(c).

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 4)	Page 10 of 11

(d)	No other person has the right to receive or the power to vote or to direct the vote, or to dispose or direct the disposition, of sale of the securities beneficially owned by the Reporting Persons as described in Item 5(a), above.

(e)	N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Except as set forth herein, as described below, and customary stock option agreements evidencing Mr. Cowart’s options which were granted by the Issuer, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

10b5-1 Plan

Pursuant to the 10b-5-1 Plan, Mr. Cowart may sell up to 569,062 shares of Common Stock beneficially owned by Mr. Cowart, on the open market, subject to the satisfaction of certain conditions, including, among others, the Company’s trading price. All sales under the 10b5-1 Plan are to be made in the discretion of Securities America and in accordance with the terms, conditions and restrictions of the 10b5-1 Plan. Pursuant to the 10b5-1 Plan, sales commenced on July 12, 2022 and will continue until October 31, 2022 or until all of the shares of Common Stock to be sold under the 10b5-1 Plan are sold or the 10b5-1 Plan is otherwise terminated.

The foregoing description of the 10b5-1 Plan is qualified in its entirety by the full text of the 10b5-1 Plan, the form of which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Form of 2013 Stock Incentive Plan Stock Option Award (Previously filed as Exhibit 10.1 to the Company’s Report on Form 8-K filed with the SEC on September 30, 2013 (File Number 001-11476) and incorporated herein by reference)
99.2	Form of 2019 Equity Incentive Plan Stock Option Agreement (Filed as Exhibit 10.3 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on June 23, 2020, and incorporated herein by reference)(File No. 001-11476)
99.3	Form of Rule 10b5-1 Sales Plan*

* Filed herewith.

Cusip No. 92534K107	Schedule 13D/A (Amendment No. 4)	Page 10 of 11

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 15, 2022

/s/ Benjamin P. Cowart
Benjamin P. Cowart

Date: July 15, 2022

/s/ Shelley T. Cowart
Shelley T. Cowart

Date: July 15, 2022

The Shelley T. Cowart 2016 Grantor Retained Annuity Trust

By:	/s/ Benjamin P. Cowart

Its:	Manager

Printed Name:	Benjamin P. Cowart

Date: July 15, 2022

B&S Cowart II Family LP

By:	/s/ Benjamin P. Cowart

Its:	Manager

Printed Name:	Benjamin P. Cowart

Date: July 15, 2022

Vertex Holdings, LP

By:	/s/ Benjamin P. Cowart

Its:	Manager

Printed Name:	Benjamin P. Cowart

Date: July 15, 2022

VTX Inc.

By:	/s/ Benjamin P. Cowart

Its:	Manager

Printed Name:	Benjamin P. Cowart